March 2, 2006

By Edgar filing

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Christian T. Sandoe, Senior Counsel

Re:	Waterside Capital Corporation
Registration Statement on Form N-5
File Nos. 333-130290 and 811-08387

Dear Mr. Sandoe:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned requests acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m., Eastern Daylight Time, on March 3, 2006 or as soon thereafter as practicable.

Sincerely,

WATERSIDE CAPITAL CORPORATION

By:	/s/ Gerald T. McDonald
Gerald T. McDonald Secretary and Chief Financial Officer